Exhibit 12.1
DINEEQUITY, INC.
Computation of Debt Service Coverage Ratio for the Trailing Twelve Months Ended March 31, 2015 and Leverage Ratio as of March 31, 2015.
(In thousands, except ratios)

Leverage Ratio Calculation:
Indebtedness, net (1)	$1,296,273
Covenant Adjusted EBITDA(1)	278,933
Leverage Ratio	4.65
Debt Service Coverage Ratio (DSCR) Calculation:
Net Cash Flow (1)	$280,827
Debt Service (1)	56,785
DSCR	4.95

(1)
Definitions of all components used in calculating the above ratios are found in the Base Indenture and the related Series 2014-1 Supplement to the Base Indenture, dated September 30, 2014, filed as Exhibits 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed on October 3, 2014.